 Exhibit 99.1

NEWS RELEASE

First Mining Announces Board Changes and
Appointment of Vice President, Investor Relations

April 2, 2020 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the appointment of two new Directors – Mr. Richard Lock and Ms. Aoife McGrath to its Board of Directors (the “Board”) effective immediately. In addition, the Company announces the retirement of Dr. David Shaw and Mr. Michel Bouchard from its Board. Dr. Shaw has served as Director of the Company since its inception in March 2015, and Mr. Bouchard joined as a Director in April 2016 post First Mining’s acquisition of Clifton Star Resources Inc.

Keith Neumeyer, Chairman of First Mining, stated “On behalf of First Mining’s Board of Directors, we are delighted to welcome Richard and Aoife to the Company. Richard brings corporate experience and technical expertise gained from developing some of the largest mining projects in the world. Aoife brings significant public mining company experience on both the technical and corporate development fronts from her many years working on a vast number of global gold assets. Both bring complementary skill sets to our Board as we advance our portfolio of development-stage gold assets in Canada. I would also like to thank David and Michel for their extensive contributions to the Board and the Company over the last several years. We wish them both great success in all their future endeavours.”

First Mining is also pleased to announce the appointment of Mr. Spiros Cacos as Vice President, Investor Relations and the transition of Mal Karwowska to Vice President, Corporate Development. Dan Wilton, CEO of First Mining, stated “We are excited to welcome Spiros to the First Mining team and to have Mal focus on First Mining’s corporate development activities. Spiros brings 20 years of experience and relationships in investor relations to the role, which will help us broaden our investor base and marketing reach. We continue to focus on value-enhancing opportunities for our broader portfolio of gold assets, including finding partners to fund and advance some of our assets as evidenced by our recent earn-in transaction with Auteco Minerals on our Pickle Crow Gold Project. This transition of responsibilities better aligns our resources with our corporate objectives.”

Board Additions

Richard Lock is a veteran mining executive with more than 30 years of experience in project management, development and operations for major mining companies including Rio Tinto, Western Potash, DeBeers and Anglo American. Richard is currently serving as the Senior Vice President and Project Director for the NorthMet mining project in Minnesota being developed by PolyMet Mining Corp. His most recent prior roles include Construction Director for KAZ Minerals’ Peschanka open pit copper mine in Russia and executive and project director roles at Arizona Mining’s Hermosa Zinc Project in the U.S. (acquired by South32 Limited in 2018 for $2.1 billion). He has been involved with numerous projects including Yara International’s Dallol potash project in Ethiopia, Western Potash’s Milestone potash project in Canada, and several of Rio Tinto’s projects including the Resolution and Keystone copper assets in the U.S. and the Diavik diamond mine in Canada’s Northwest Territories. Mr. Lock holds a Bachelor of Science in Mining Engineering from Cardiff University in the U.K.

Aoife McGrath is a geologist with more than 20 years of experience in the international mining sector, predominantly in gold exploration. Throughout her career she has worked and led teams in Africa, North America, South America and Europe, with her experience spanning the full spectrum of company size and stages of exploration. She has been involved in a number of exploration discoveries including at the Geita gold mine in Tanzania, at the Chirano Project in Ghana and at the Mulatos Project in Mexico. She most recently served as the Head of Exploration and Geology for Beadell Resources Ltd, an ASX-listed gold producer acquired by Great Panther Mining Limited in 2019. Immediately before that, Aoife spent more than five years with Alamos Gold, serving as Vice President, Exploration and prior to that as Director of Exploration and Corporate Development. During her tenure she was a member of the corporate team that assessed global business opportunities, reviewing approximately 50 opportunities annually, both project and corporate. Additional previous roles include Executive Director of Exploration at Carbine Resources Ltd and Exploration Manager at the Chirano Mine for Red Back Mining Inc. She also served on the Board of Directors of the Peru-based, private exploration company Pucara Resource Corp. Ms. McGrath holds a Bachelor of Science in Geology from University College Dublin, a Master of Science in Mineral Exploration from the University of Leicester, and a Master of Science in Engineering Geology from Imperial College London.

Investor Relations Addition

Spiros Cacos has 20 years of investor relations experience working with public mining companies, ranging from early-stage exploration and development to production. Over the last two years, Mr. Cacos served as Vice President, Investor Relations for Group Eleven Resources Corp., a mineral exploration company listed on the TSXV and OTC, focused on advanced stage zinc exploration in Ireland. His prior roles include serving as Director of Investor Relations for Great Panther Mining Limited (formerly Great Panther Silver Limited), a primary silver mining company listed on the TSX and the NYSE with two mining operations in Mexico, and serving as Corporate Development and Communications Director for International Enexco Limited, a North American exploration and development company. Mr. Cacos has an M.A. in International Relations and Diplomacy from the Schiller International University in Paris, France and a B.A. from Simon Fraser University in Canada.

About First Mining Gold Corp.

First Mining Gold Corp. is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling in 2020 is planned to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company’s focus on advancing its assets towards production; and (ii) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: failure to obtain regulatory approval; demand for the Units and FT Units; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.